VIA EDGAR

October 16, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey Gabor and Catherine De Lorenzo

Re: SC II Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted August 8, 2025

CIK No. 0002076739

Dear Mr. Gabor and Ms. De Lorenzo:

SC II Acquisition Corp. (the “Company”) hereby submits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 4, 2025 (“Comment Letter”) relating to the Draft Registration Statement on Form S-1, submitted by the Company with the Commission on August 8, 2025 (the “ Draft Registration Statement”).

The Company has publicly filed via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the Comment Letter received from the Staff and certain updated information. For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Cover Page

1. Please describe the extent to which the conversion of the $1,500,000 in working capital loans into units issued to the sponsor may result in a material dilution of public shareholders equity interests. Refer to Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on the cover page of the Registration Statement.

2. Please include cover page disclosure of the indirect interests in 20,000 founder shares each independent directors will each receive for their services as a director and the indirect interest in 10,000 founder shares the chief financial officer will receive. Please also include these interests in founder shares as part of compensation received or to be received and securities issued or to be issued in the tables on pages 7, 8, and 109. Refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on the cover page and pages 7, 8 and 109 of the Registration Statement.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Menachem Shalom
Menachem Shalom, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP